

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 10, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 10, 2025, The Nasdaq Stock Market (the "Exchange") received from Fiserv Funding Unlimited Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.01 per share

1.125% Senior Notes due 2027

1.625% Senior Notes due 2030

3.000% Senior Notes due 2031

4.500% Senior Notes due 2031

2.875% Senior Notes due 2028

3.500% Senior Notes due 2032

4.000% Senior Notes due 2036

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

Eun Ah Choi